Exhibit 99.1

BETTERWARE REPORTS SECOND QUARTER FISCAL YEAR 2022 RESULTS:

Guadalajara, Jalisco, Mexico, July 28, 2022. - Betterware de Mexico S.A.P.I. de C.V. (NASDAQ: BWMX), (“Betterware” or the “Company”), announced today its consolidated financial results for the second quarter fiscal year 2022. The figures presented in this report are expressed in nominal Mexican Pesos (Ps.) unless otherwise noted, presented and approved by the Board of Directors, prepared in accordance with IFRS, and may include minor differences due to rounding. The Company will host a conference call at 9:00 am (Eastern Time) on July 29, 2022, to discuss its results for the second quarter of 2022.

Key Highlights of Q2 2022

●	Betterware is positioned to continue its history of growth in the future and maintain its hallmarks of high profitability, strong balance sheet and cash flow generation.
●	JAFRA acquisition contributes to the Group’s revenue growth, profitability and cashflow generation.
●	Company introduces guidance inclusive of the acquisition of JAFRA, noting that due to a tougher external environment than anticipated, it expects 2022 net revenues and EBITDA for Betterware de Mexico to be lower than its previous guidance. A revised consolidated guidance for the year, including JAFRA, is released.

Luis G. Campos, Executive Chairman of the Board, stated, “The completion of the acquisition of Jafra on April 7th is instrumental to our future growth plans, as we are now a multi-channel group with unique brands in different product segments, targeting similar consumer profiles and distribution channels in Mexico and the U.S. We are excited about our growth prospects as a group and are confident on our talented team’s ability and defined action plans to capitalize on the opportunities that lie ahead, even in uncertain periods.

The first half of 2022 has presented relevant challenges, with a tougher than expected external environment and increased uncertainty, which negatively impacted our consumers and our associates and distributors. In this context, we continued to advance our key priorities. We stabilized Betterware’s associate and distributor base at approximately 880 thousand and 44 thousand respectively for the last eight weeks, while showing signs of recovery in the last two weeks and maintaining the activity levels, resulting in average weekly sales of more than double of our pre-pandemic comparable period, and we capitalized on opportunities to expand our reach with the successful completion of the JAFRA acquisition. We are confident that this stabilization period, after the extraordinary growth experienced since the pandemic began, is setting the base for future revenue and EBITDA growth in the years to come.

We maintain our focus on our long-term growth opportunities which will allow us to maximize value for all Betterware’s stakeholders in the long term.”

Luis G. Campos

Executive Chairman of the Board

JAFRA Acquisition

On April 7, 2022, the Company announced the successful completion of the acquisition of 100% of JAFRA’s operations in Mexico and the United States, along with JAFRA’s trademark rights worldwide.

JAFRA, a leading company in the beauty and personal care products industry, is a strong and well positioned international brand with access to millions of households in Mexico and in the U.S. through its direct selling business model.

The acquisition provides a unique opportunity for us to enter an attractive and complementary new industry for Betterware, with estimated annual revenues in Mexico and the U.S. of approximately US$100 billion, with the proven experience of JAFRA’s management team.

The transaction, which is expected to be highly accretive for Betterware since its first year adding approximately Ps. 550M to EBITDA in 2022*, was funded primarily by debt, on a debt-free, cash-free basis with a purchase price of US$246M, an attractive valuation even without considering any of the identified cost synergies of between US$10M and US$15M per year.

We are confident in our ability to accelerate JAFRA’s profitable growth by leveraging our scale and infrastructure, by replicating Betterware’s three strategic pillars into JAFRA’s day to day operations.

Consolidated Group

The incorporation of JAFRA allows us to create a multi-channel group with unique brands in different product segments, targeting similar consumer profiles and distribution channels in Mexico and the U.S.

JAFRA and Betterware share the key features that will allow us for continued success going forward:

●	Asset-light business models with low CAPEX requirements
●	High profitability and high free cash flow generation
●	Flexibility to promptly adapt to different market conditions and consumption trends.

Our action plans for each company, described below, have been defined to regain growth and successfully expand our business towards additional international markets, such as the United States in the case of Betterware, and Colombia and Peru in future years in the case of the consolidated group.

All of this will be possible thanks to JAFRA’s and Betterware’s outstanding and experienced management teams, which will remain focused on their respective business, operating as independent companies, supported by the new corporate structure announced in February 2022, which will be overseeing both companies.

*	JAFRA’s 2022 estimated EBITDA after the closing of the acquisition, which excludes adjusted EBITDA of Ps. 158.4M pertaining to January 1st to April 6th,2022.

Q2 2022 Operating Metrics and Consolidated Results

Company	Average Associates/Consultants	Average Distributors/Leaders	Total
Betterware	908.0 thousand	44.4 thousand	952.4 thousand
Jafra	409.7 thousand	22.4 thousand	432.2 thousand
Total	1,317.7 thousand	66.8 thousand	1,384.6 thousand

Consolidated Results	Betterware	Variation vs. Q2 2021	Jafra*	Total	Variation vs. Q2 2021
Net Revenue	Ps. 1,602.8M	(38)%	Ps. 1,640.2M	Ps. 3,242.9M	+25%
Gross Margin	57.2%	+41 bps	80.7%	69.1%	+1,230 bps
EBITDA	Ps. 383.3M	(49)%	Ps. 212.1M	Ps. 595.3M	(20)%
EBITDA Margin	23.9%	(484 bps)	12.9%	18.4%	(1,039 bps)

Consolidated Results	Total	Variation vs. Q2 2021
Net Income	Ps. 252.0M	(45)%
Adjusted Net Income	Ps. 223.7M	(48)%
Adjusted EPS	Ps. 5.99	(48)%

*	Q2 2022 figures include JAFRA’s operations since April 7th, 2022.

●	Net Revenues

Net revenues for Q2 2022 increased 25% to Ps. 3,242.9M from Ps. 2,594.5M in Q2 2021, mainly explained the inclusion of JAFRA’s net revenues since the acquisition was completed on April 7th, 2022.

Betterware’s net revenues reflect the following three factors:

1.	Back to normal consumption: Shifts in consumption of product categories
2.	Bak to normal activities: Effects of spring vacation, Labor Day, Mother’s Day and Teacher’s Day, which have always temporarily affected sales
3.	Inflation: impact in the consumers’ disposable income

These three factors resulted in higher-than-average weekly churn rates in our associates and distributors base in Betterware. For the period, on average we had 44.4 thousand distributors, 32% lower than in Q2 2021, and 908.0 thousand associates, 25% lower than in Q2 2021.

These factors also impacted performance in JAFRA, where on average we had 22.4 thousand leaders, 7% lower than in Q2 2021, and 409.7 thousand consultants, 10% lower than in Q2 2021.

●	Gross Margin

Gross margin expanded 1,230 bps to 69.1% in Q2 2022 from 56.8% in Q2 2021, mainly due to the incorporation of JAFRA’s operations to our business, reflecting its higher gross margin profile.

Betterware’s Gross margin expanded 41 bps to 57.2% in Q2 2022 from 56.8% in Q2 2021, due to the increase in our product prices of 12% previously announced, efficient cost management and the stabilization of supply chains, which allowed us to offset cost pressures and discounted sales to reduce inventory levels for the quarter.

●	EBITDA

For the second quarter of 2022, consolidated EBITDA decreased 20% Year-on-Year to Ps. 595.3M, compared to Ps. 746.0M in Q2 2021, of which Betterware represented Ps. 383.3M of consolidated EBITDA and JAFRA, in turn, Ps. 212.1M.

For Betterware, EBITDA decreased due to the lower revenue and operating leverage relative to the prior year period, as SG&A expenses represented 34.9% of net revenues for Q2 2022, compared to 28.8% of Q2 2021.

Consolidated EBITDA margin contracted 1,039 bps to 18.4% in Q2 2022 compared to 28.8% in Q2 2021, reflecting the incorporation of Jafra into the results, which historically has had a lower EBITDA margin than Betterware, which opens the opportunity for us to improve JAFRA’s cost structure and increase margins in the future.

During the quarter, we cut fixed costs in Betterware to adjust to the new level of revenues going forward which led us to incur in one-time expenses of approximately Ps. 15M related to the restructuring of our workforce, which should positively reflect on EBITDA margins in the future.

●	Net Income

For the second quarter of 2022, consolidated Net Income decreased 45% Year-on-Year to Ps. 252.0M, compared to Ps. 460.9M in 1H 2021, which only considers JAFRA results since the acquisition was completed on April 7th, 2022.

Adjusted consolidated Net Income, which excludes non-cash income of Ps. 28.3M related to the unrealized gain in mark-to-market valuation of financial derivative instruments, which do not affect the Company’s cash flows or operating income, decreased 48%. Adjusted Earnings per Share were Ps. 5.99.

1H 2022 Operating Metrics and Consolidated Results

Company	Average Associates/Consultants	Average Distributors/Leaders	Total
Betterware	952.9 thousand	46.3 thousand	999.2 thousand
Jafra	414.0 thousand	22.6 thousand	436.7 thousand
Total	1,366.9 thousand	68.9 thousand	1,435.8 thousand

Consolidated Results	Betterware	Variation vs. 1H 2021	Jafra*	Total	Variation vs. Q2 2021
Net Revenue	Ps. 3,471.9M	(37)%	Ps. 1,640.2M	Ps. 5,112.1M	(7)%
Gross Margin	60.6.%	+348 bps	80.7%	67.1%	+991 bps
EBITDA	Ps. 931.1M	(44)%	Ps. 212.1M	Ps. 1,143.1M	(32)%
EBITDA Margin	26.8%	(356 bps)	12.9%	22.4%	(802 bps)

Consolidated Results	Total**	Variation vs. Q2 2021
Net Income	Ps. 519.3M	(53)%
Adjusted Net Income	Ps. 590.4M	(37)%
Adjusted EPS	Ps. 15.82	(38)%

*	1H 2022 figures include JAFRA’s operations since April 7th, 2022. Non-IFRS net revenues and Adjusted EBITDA from January 1st to April 6th were Ps. 1,686.8M and Ps. 158.4M, respectively.

**	Net Income figures exclude Jafra’s non-IFRS Adjusted Net Income from January 1st to April 6th, 2022.

●	Net Revenues

Net revenues for 1H 2022 decreased 7% to Ps. 5,112.1M from Ps. 5,496.1M in 1H 2021, which only considers JAFRA’s results since the acquisition was completed.

The lower level of consolidated net revenue resulted mainly from the effects of the return to normality and high inflation rates previously described in the Q2 2022 Results section, deriving in a lower average distributor and associates’ base in Betterware and lower level of consultants and leaders in JAFRA.

●	Gross Margin

Consolidated gross margin expanded 991 bps to 67.1% in 1H 2022 from 57.1% in Q1 2021, mostly explained by the inclusion of JAFRA’s operations to the business during the second quarter, reflecting its higher gross margin profile.

Betterware’s gross margin expanded 348 bps, mainly driven by the product price increase of 12% announced at the beginning of the year, efficient cost management and planning for freight expenses.

●	EBITDA

For the first half of 2022, consolidated EBITDA decreased 32% Year-on-Year to Ps. 1,143.1M, compared to Ps. 1,669.6M in 1H 2021, which only considers JAFRA’s results since the acquisition was completed. Betterware represented approximately 81% of consolidated EBITDA for the period.

Consolidated EBITDA margin contracted 802 bps to 22.4% in 1H 2022 compared to 30.4% in 1H 2021, reflecting JAFRAs inclusion to the results.

For Betterware, EBITDA margin contracted 356 bps to 26.8% in 1H 2022 compared to 30.4% in 1H 2021, reflecting the extremely tough comparison base, a lower operating leverage in line with the current level of sales, and higher operating expenses due to surging inflation.

●	Net Income

For the first half of 2022, consolidated Net Income decreased 53% Year-on-Year to Ps. 519.3M, compared to Ps. 1,099.4M in 1H 2021, which only considers JAFRA’s results since the acquisition was completed.

Adjusted consolidated Net Income, which excludes non-cash expense of Ps. 71.1M related to the unrealized loss in mark-to-market valuation of financial derivative instruments, which do not affect the Company’s cash flows or operating income, decreased 37%, explained by a lower EBITDA and higher interest expense due to the acquisition of JAFRA. Adjusted Earnings per Share were Ps. 15.82.

Strong Balance Sheet

As of the end of Q2 2022, the Company’s financial position remains strong, reflecting the main attributes of our differentiated business model, namely high cash flow generation and asset light business model.

The mainly debt funded acquisition of JAFRA, which resulted in a cash outflow of Ps. 574M from our balance sheet, increased our leverage ratio to 2.2x Net Debt to EBITDA in Q2 2022, considering Betterware’s last twelve months EBITDA and JAFRA’s 1H 2022 Annualized Adjusted EBITDA. While our position remains strong and conservative, we are confident that Betterware’s and JAFRA’s high cash flow generation nature will allow us to gradually deleverage going forward.

As of Q2 2022, our Balance Sheet includes approximately Ps. 482M in additional inventory proactively acquired at the beginning of the year in response to supply chain disruptions and to a lesser extent the ending inventory also reflects lower-than-expected sales. As we expect the global supply chain situation to normalize, our inventory levels are expected to be gradually reduced during Q3 2022 and going forward, which will improve our cash conversion cycle, without impacting our gross margins.

Outlined Action Plan

●	Betterware

From the start of the second half of 2021 to date, Betterware and the home solutions market experienced a downturn due to the return to normality, following the extraordinary growth during the COVID period, namely from Q1 2020 to Q1 2021, which resulted in a 211% growth in our average weekly gross revenues and a 183% growth in our average associate and distributor base.

The effects of the return to normality have been amplified by a softer-than-expected economic environment and a weaker consumer spending, which has been impacted by the highest inflation rate in Mexico since 2001, which has decreased spending on discretionary products. In fact, according to the market study we entrusted to one of the most prestigious companies in its field in Mexico, the market size for household products temporarily expanded from approximately Ps. 82 billion in 2019 to approximately Ps. 134 billion in 2020, and in 2021 it normalized back to its pre-pandemic level. In turn, we managed to expand our average weekly gross revenues from Ps. 119M in Q2 2019 to Ps. 240M weekly gross revenues in 2Q 2022, representing a 26% CAGR. This resulted in an increase in market share to 7.7% in 2021, up from 5.0% in 2020, due to our successful business model.

During this uncertain and unusual period, we have remained focused on maintaining profitability while taking internal action to stabilize and improve our business trend. During the first quarter of 2022 we recovered our profitability levels thanks to the flexibility and resiliency of our business model, while during the second quarter, we stabilized our network of associates and distributors, maintaining our base at approximately 880 thousand and 44 thousand respectively, for the last eight weeks of the quarter and showing signs of recovery in the last two. While the churn rates for associates and distributors for the quarter remained at higher than usual weekly rates, at 3.6% and 2.1% respectively, we have seen this trending back to normal levels during the last eight weeks of the period, which has us optimistic that our network will start to experience growth prior to year-end and continuing going forward. It is important to mention that we have experienced an associate growth month-to-date in July 2022, being the first month since February 2021 that we grow our salesforce.

In this market downturn, both associates and distributors have remained active, with weekly rates of 28.2% and 78.3% respectively for the quarter, resulting in average weekly sales today more than double of our pre-pandemic comparable period (Q2 2019), expanding our market share to 7.7% and our household penetration to 29%, attaining a stronger brand positioning and market dominance. This proves the resiliency of our business model, where we’ve been able to retain Associates and Distributors, despite a normalization in demand.

The home solutions market pre-pandemic secular trends remain valid and stronger than ever. To seize the opportunity that these trends bring and return to growth, we are deploying several initiatives based on our three strategic pillars:

o	Product Innovation:

▪	Grow the core: reinforce our position in core categories (e.g. Home Organization, Space Optimization, and Cooking, and Commuting Solutions, which lost share in our sales during the downturn and are ready to regain relevance).
▪	Expand our portfolio into promising Concepts, such as: Bedding, Home Entertainment, Kids, Pets, Tabletop, and Drinkware. Additionally, we are developing an innovative “cleaning products” line, which could disrupt the market, and increase the frequency of purchase from our customers. More to come soon.

o	Technology:

▪	Upgrading our e-commerce website, which should increase our penetration, attracting customers we don’t reach with our traditional model. It is important to stand out that (1) we will keep a model in which our Associates and Distributors are benefited from these customers, and (2) since our launch in December 2020, we’ve learned many details that we are adapting to make this platform successful in the medium term.
▪	The recent rollout of our new Betterware Plus app should yield more retention and activity, as our Associates and Distributors enjoy the new and improved benefits of this new platform.

o	Business Intelligence:

▪	Undergoing a process of evaluation of data analysis capabilities at JAFRA and Betterware, to replicate best practices in both companies.

As mentioned before, we have two main avenues for organic growth: expanding household penetration and increasing share of wallet.

Our household penetration in Mexico expanded from 24% in 2020 to 29% in 2021, according to the latest market study concluded in March 2022. Relevant opportunities to further expand our household penetration and reach our target 40% include:

●	Refocused rewards program to incentivize associate and distributor growth and reactivation.

●	Hybrid model between personal contact and technology. Relaunched person-to-person companion program, which allows distributors to support their associates in developing their business leveraging on technological tools.

●	Revamping of the physical and digital catalogues. Enabled first dual strategy through QR codes on the physical catalogue, strengthening our digital catalogue design.

●	Social selling and social influencing. Currently working on this front, the progress will be shared in the coming quarters.

As for increasing our share of wallet, the results of the market study referred above, clearly identify the existing market size opportunity in various categories and concepts we participate in. With this new knowledge, we are ready to ride the curve back to growth as the Home and Life Solutions market stabilizes:

●	Innovation. Continue increasing market penetration in core categories as we mentioned above.

●	Expand to new categories, as we also mentioned above in the Product Innovation pillar.

●	Pricing Strategy. Revised pricing strategy will focus on delivering great value packages to fuel consumer’s desire to buy as disposable income remains pressured. Furthermore, we are adjusting prices to reflect the recent decline in container costs, which will further incentive consumers to purchase our products.

In terms of our international expansion plans to support our long-term growth:

●	We started our initial assessment and are in the process of finding the right team to lead the expansion of Betterware to the United States with the aim of starting operations in Q4 2023.

●	For the longer term, we target further international expansion to South America, namely Colombia and Peru, between 2025 and 2026.

●	JAFRA

Having completed the acquisition of JAFRA in 2022, we are focused on reaccelerating its growth to high single-digit or low double-digit in the near term beginning in 2023, as well as improving its profitability and cash flow generation. We are confident we can achieve our objectives by replicating Betterware’s three strategic pillars into JAFRA’s day to day operations, and we have been intensively working to set up the conditions to achieve our growth and profitability objectives:

●	Product Innovation: implementing our best practices to achieve a successful and enhanced innovation pipeline in JAFRA’s product line.

o	Assembled a new Product Innovation Committee led by a talented and experienced team based in Mexico City, which is very close to Queretaro.
o	Relocated our R&D team from Los Angeles to our manufacturing facilities in Queretaro, Mexico, which allows for faster joint product development. This has already enabled us to reduce the time-to-market of products from 18 to 8 months.
o	Increased focus on Product Innovation in every category, aimed at: strengthening our position in the fragrance category, which we lead in Mexico and increasing our participation in other categories, especially Skin Care and Color.

●	Technology: focusing our digital efforts through a comprehensive strategy to provide a better experience for consumers.

o	Deployed Betterware’s previous commercial application for JAFRA Mexico, allowing leaders and consultants in Mexico to perform their most critical business transactions digitally.
o	Advanced work on our B2C digital platform, which is expected to be introduced by Q2 2023. This platform will allow us to attract new customers and enter untapped market segments, increase our data analytics capabilities and our understanding of our customers. As in Betterware, the platform will include flexible payment options, on-line and cash-on-delivery, and will represent an incremental income opportunity for JAFRA’s sales force, as they will receive the same compensation as in their traditional sales.

●	Business Intelligence: replicating Betterware’s big data capabilities to improve JAFRA’s understanding of the market and accelerate its market penetration.

o	The Chief Business Intelligence Officer at Betterware for the last 10 years was designated Corporate Chief Business Intelligence Officer, overseeing both JAFRA and Betterware.
o	Started the process to significantly improve JAFRA’s sales catalogue, backed by Betterware’s decade long experience.
o	Realigned our strategies to focus on personal contact with our sales force throughout the country.
o	Enhanced understanding of the market and our customers through data analysis. We are building the appropriate team to lead our business intelligence efforts.

●	Finance: As for efficiencies and synergies, for 2023 are expected to be in the range of Ps. 200M and Ps. 300M million. These include:

o	Elimination of Jafra’s Global Expenses, which will allow us to save over Ps. 140M per year going forward.
o	Relocation of USA Offices, reducing approximately 40% of our current rent expenses, or approximately Ps. 10M in savings per year
o	Relocation of our R&D team will allow us to save approximately Ps. 20M from 2023 onwards
o	Savings in IT expenses of approximately Ps. 30M per year.
o	Other efficiencies, including the renegotiation of supply contracts, streamlining of expenses, and consolidating purchases of Jafra and Betterware’s rewards programs.
o	Currently evaluating divestments of unproductive assets worth around Ps. 500- 700M, including the sale of JAFRA’s Headquarters in Mexico City and spare land adjacent to our manufacturing facilities in Queretaro. This sale is expected to be completed in Q1 2023 and the resources will be used for the prepayment of debt. Prior to the sale, we will invest approximately Ps. 65M in new leased facilities for our JAFRA team in Mexico City.

For the rest of 2022 and going forward, we will continue the integration process and the evaluation of efficiency and growth opportunities.

Growth Expectations for 2022

Given our consolidated results for the first half of the year, we expect our consolidated net revenues to be in the range of Ps. 12,800M and Ps. 14,200M, and our consolidated EBITDA to be in the range of Ps. 2,400 and Ps. 2,700M, which include JAFRA’s full year 2022 results. Our full year expectations per company, including JAFRA’s full year results, are as follows:

	Betterware	Jafra*	Total
Net Revenue	Ps. 6,800M - Ps 7,200M	Ps. 6,000M - Ps. 7,000M	Ps. 12,800M – Ps. 14,200M
EBITDA	Ps. 1,700M - Ps. 1,900M	Ps. 700M - Ps. 800M	Ps. 2,400M-2,700M

*	JAFRA 2022 Guidance includes JAFRA’s non-IFRS net revenues and Adjusted EBITDA from January 1st to April 6th of Ps. 1,686.8M and Ps. 158.4M, respectively.

In the longer term, we are fully confident of our growth opportunities in the years to come.

For Betterware, we remain confident we will reach our target of 40% household penetration in Mexico, as well as expand our geographic reach, starting with expansion to the United States, which we have already started the initial evaluation process, and expect to start operations by Q4 2023.

And for JAFRA, we are confident that based on our three strategic pillars of product innovation, technology and business intelligence, and executing on the efficiency strategies we have already identified, we will reignite its revenue growth while improving its EBITDA margins in the short and long term.

Dividend

The prevailing macroeconomic outlook is characterized by low growth, high inflation and increasing interest rates for the coming months and, furthermore, supply chain disruptions remain at present and can potentially prevail in the future. In this context, we remain focused on Jafra’s efficient integration and consolidation in the short-term.

Based on the above and considering the revenue decline year-to-date, our Board of Directors has proposed to adjust the dividend payment to Ps. 200M for the quarter, a sustainable level even in this uncertain environment, prioritizing company’s financial strength after the temporary cash reduction in our balance sheet due to the initial cash investment of Ps. 574M related to the acquisition of Jafra, as well as other investments aimed at unleashing JAFRA’s full potential and enhancing its value through investments in venues like Business Intelligence and further IT capabilities, coupled with severance payments due to workforce restructuring, a temporary increase in inventories aimed at preserving an adequate service level to our customers, and anticipating higher interest payments due to rising interest rates.

The dividend is subject to approval at the Ordinary General Shareholders’ Meeting of August 19th, 2022.

In the longer term, we remain fully confident in our ability to generate strong cash flows and continue to return value to our shareholders through constant and growing dividend payments as our businesses continue to grow. As the situation stabilizes and our strategies begin to show results in JAFRA, the board will analyze the long-term sustainable dividend policy.

Share Repurchase Program

During the second quarter, we paused the execution of our share repurchase program due to the completion of the JAFRA acquisition. We will continue to conservatively analyze the appropriate execution of the repurchase program, as we remain focused on maximizing long-term shareholder’s value while maintaining a strong balance sheet.

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of June 30, 2022, and 2021

(In Thousands of Mexican Pesos)

	June 2022	June 2021
Assets
Cash and cash equivalents	575,727	520,081
Trade accounts receivable, net	1,215,517	886,923
Accounts receivable from related parties	6,414	74,867
Inventories	2,540,360	1,468,342
Prepaid expenses	177,126	254,605
Value added tax receivable	3,202	-
Other assets	502,478	37,293
Total current assets	5,020,824	3,242,111
Property, plant and equipment, net	1,848,424	1,020,895
Right of use assets, net	153,006	19,002
Deferred income tax	302,651	17,605
Investment in subsidiaries	1,235	26,958
Intangible assets, net	646,989	330,701
Goodwill	3,084,893	365,813
Other assets	121,732	3,775
Total non-current assets	6,158,930	1,784,749
Total assets	11,179,754	5,026,860
Liabilities and Stockholders’ Equity
Short term debt and borrowings	679,933	100,450
Accounts payable to suppliers	1,531,240	2,243,161
Accrued expenses	324,831	272,065
Provisions	775,076	59,546
Income tax payable	79,193	160,866
Value added tax payable	67,832	31,759
Trade accounts payable to related parties	120,001	20,898
Statutory employee profit sharing	73,442	6,537
Lease liability	115,285	5,990
Derivative financial instruments	42,904	138,745
Total current liabilities	3,809,737	3,040,017
Employee benefits	224,454	1,596
Derivative financial instruments	-	14,305
Deferred income tax	98,304	56,959
Lease liability	35,681	13,597
Long term debt and borrowings	5,905,688	475,344
Total non-current liabilities	6,264,127	561,801
Total Liabilities	10,073,864	3,601,818

Stockholders’ Equity	1,104,683	1,425,042
Non-controlling interest	1,207	-
Total Stockholders’ Equity	1,105,890	1,425,042
Total Liabilities and Stockholders’ Equity	11,179,754	5,026,860

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on June 30, 2022, and 2021

(In Thousands of Mexican Pesos)

	Q2 2022	Q2 2021	∆%
Net revenue	3,242,928	2,594,477	25.0%
Cost of sales	1,003,638	1,122,071	(10.6)%
Gross profit	2,239,290	1,472,406	52.1%

Administrative expenses	791,204	335,719	135.7%
Selling expenses	784,685	275,003	185.3%
Distribution expenses	158,138	135,765	16.5%
Total expenses	1,734,027	746,487	132.3%

Share of results of subsidiaries	-	(944)	(100.0)%

Operating income	505,263	724,975	(30.3)%

Interest expense	(131,163)	(13,975)	838.6%
Interest income	10,301	5,212	97.6%
Unrealized gain in valuation of financial derivative instruments	28,315	34,458	(17.8)%
Foreign exchange loss, net	(31,888)	(82,295)	(61.3)%
Financing cost, net	(124,435)	(56,600)	119.8%

Income before income taxes	380,828	668,375	(43.0)%

Income taxes	129,143	207,505	(37.8)%

Net income including minority interest	251,685	460,870	(45.4)%
Non-controlling interest loss	316	-	100.0%
Net income	252,001	460,870	(45.3)%

EBITDA breakdown (Ps. 595 million)

Concept	Q2 2022	Q2 2021	∆%
Net income including minority interest	251,685	460,870	(45.4)%
(+) Income taxes	129,143	207,505	(37.8)%
(+) Financing cost, net	124,435	56,600	119.8%
(+) Depreciation and amortization	90,072	20,989	329.1%
EBITDA	595,335	745,964	(20.2)%
EBITDA margin	18.4%	28.8%	(10.4)%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the six-months ended on June 30, 2022, and 2021

(In Thousands of Mexican Pesos)

	Jun 2022	Jun 2021	∆%
Net revenue	5,112,055	5,496,138	(7.0)%
Cost of sales	1,683,965	2,355,351	(28.5)%
Gross profit	3,428,090	3,140,787	9.1%

Administrative expenses	1,107,158	634,453	74.5%
Selling expenses	1,044,932	570,332	83.2%
Distribution expenses	226,216	302,129	(25.1)%
Total expenses	2,378,306	1,506,914	57.8%

Share of results of subsidiaries	(18,333)	(679)	2600.0%

Operating income	1,031,451	1,633,194	(36.8)%

Interest expense	(160,580)	(29,119)	451.5%
Interest income	15,713	8,601	82.7%
Unrealized (loss) gain in valuation of financial derivative instruments	(71,097)	167,243	(142.5)%
Foreign exchange loss, net	(25,048)	(186,118)	(86.5)%
Financing cost, net	(241,012)	(39,393)	511.8%

Income before income taxes	790,439	1,593,801	(50.4)%

Income taxes	271,779	494,387	(45.0)%

Net income including minority interest	518,660	1,099,414	(52.8)%
Non-controlling interest loss	636	-	100.0%
Net income	519,296	1,099,414	(52.8)%

EBITDA breakdown (Ps. 1,143 million)

Concept	Jun 2022	Jun 2021	∆%
Net income including minority interest	518,660	1,099,414	(52.8)%
(+) Income taxes	271,779	494,387	(45.0)%
(+) Financing cost, net	241,012	39,393	511.8%
(+) Depreciation and amortization	111,689	36,415	206.7%
EBITDA	1,143,140	1,669,609	(31.5)%
EBITDA margin	22.4%	30.4%	(8.0)%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the six-months ended on June 30, 2022, and 2021

(In Thousands of Mexican Pesos)

	Jun 2022	Jun 2021
Cash flows from operating activities:
Profit for the period	518,660	1,099,414
Adjustments for:
Income tax expense recognized in profit of the year	271,779	494,387
Depreciation and amortization of non-current assets	111,689	36,415
Interest income recognized in profit or loss	(15,713)	(8,601)
Interest expense recognized in profit or loss	160,580	29,119
Gain of property, plant, equipment sale	(368)	-
Unrealized (gain)/ loss in valuation of financial derivative instruments	71,097	(167,243)
Share-based payment expense	9,011	39,241
Currency translation effect	1,291	-
Loss in subsidiary	4,560	679
Movements in working capital:
Trade accounts receivable	54,646	(129,117)
Trade accounts receivable from related parties	3,857	-
Inventory, net	(193,207)	(194,316)
Prepaid expenses and other assets	(143,126)	4,548
Accounts payable to suppliers and accrued expenses	(731,386)	326,546
Provisions	(39,700)	(91,462)
Value added tax payable	85,719	5,056
Statutory employee profit sharing	(39,058)	(817)
Trade accounts payable to related parties	120,204	(74,876)
Income taxes paid	(307,100)	(423,776)
Employee benefits	3,642	(82)
Net cash (used) generated by operating activities	(52,923)	945,115
Cash flows from investing activities:
Investment in subsidiaries	(4,629,997)	(24,102)
Payments for property, plant and equipment, net	(110,603)	(276,212)
Proceeds from disposal of property, plant and equipment, net	5,486	4,852
Interest received	15,713	8,601
Net cash used in investing activities	(4,719,401)	(286,861)
Cash flows from financing activities:
Repayment of borrowings	(220,010)	(73,752)
Proceeds from borrowings	5,368,651	20,000
Interest paid	(154,629)	(29,450)
Cost of emission	(76,910)	-
Lease payment	(18,985)	(4,791)
Share repurchases	(25,264)	-
Dividends paid	(700,000)	(700,000)
Net cash (used) generated in financing activities	4,172,853	(787,993)
Net decrease in cash and cash equivalents	(599,471)	(129,739)
Cash and cash equivalents at the beginning of the period	1,175,198	649,820
Cash and cash equivalents at the end of the period	575,727	520,081

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes

EBITDA Margin: is calculated by dividing EBITDA by net revenues

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

Betterware believes that these non-IFRS financial measures are useful to investors because (i) Betterware uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate Betterware’s EBITDA and provide more tools for their analysis as it makes Betterware’s results comparable to industry peers that also prepare these measures.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on creating innovative products that solve specific needs regarding organization, practicality, space saving and hygiene within the household. Betterware’s wide product portfolio includes home organization, kitchen, commuting, laundry and cleaning, as well as other categories that include products and solutions for every corner of the household.

The Company has a differentiated two-tier network of distributors and associates that sell their products through twelve catalogues per year. All products are designed by the Company and under the Betterware brand name through its different sources of product innovation. The Company’s state-of-the-art infrastructure allows it to safely and timely deliver its products to every part of the country, backed by the strategic location of its national distribution center. Today, the Company distributes its products in Mexico and Guatemala, and has plans of additional international expansion.

Supported by its asset light business model and its three strategic pillars of Product Innovation, Business Intelligence and Technology, Betterware has been able to achieve sustainable double-digit growth rates by successfully expanding its household penetration and share of wallet.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

Q2 2022 Conference Call

Management will hold a conference call with investors on July 29, 2022 at 8:00 am Central Standard Time (CST)/ 9:00am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13731394

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13731394

Contacts:

Company:

Betterware IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011